April 11, 2005


Mail Stop 0409 via U.S. Mail and Fax (212) 492-8922

Mr. John J. Park
Chief Financial Officer
Corporate Property Associates 12, Inc.
50 Rockefeller Plaza
New York, New York 10020

Re:	Corporate Property Associates 12, Inc.
	Form 10-K for the year ended December 31, 2004
      File No. 033-68728

Dear Mr. Park:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations

How Management Evaluates Results of Operations, Appendix A Page 4
1. In your discussion of how management evaluates the source of lease revenues, we note that you are aggregating revenues from consolidated properties with those of unconsolidated properties. Given the revenue amounts from your unconsolidated properties are not derived from the revenue amounts reported in your GAAP financial statements, how are you able to reconcile these amounts under Item 10(e) of Regulation S-K? Since you do not control the unconsolidated properties, what consideration was given to separately presenting information from your consolidated and unconsolidated properties to provide transparency?

Financial Statements and Notes

Footnote 18 - Subsequent Events, Page 33
2. We note that you are recording an impairment charge of approximately $2,745,000 in the quarter ending March 31, 2005 for a property located in Piscataway, New Jersey. Please advise why there was no impairment charge for this property in 2004 as you state
"management approved a plan to sell a property located in Piscataway,
New Jersey that has been vacant since February 2004."

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Tom Flinn, Staff Accountant, at (202) 824-
5225
or the undersigned at (202) 942-1975 if you have questions.


						Sincerely,



Cicely D. Luckey
Accounting Branch Chief



Corporate Property Associates
April 11, 2005
Page 3